EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
our Independent Auditors’ Report of Registered Public Accounting Firm dated February 23, 2016 on the consolidated statements of financial position as at January 3, 2016 and October 5, 2014, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the fifteen month fiscal period ended January 3, 2016 and the year ended October 5, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information;

•	our Report of Independent Registered Public Accounting Firm dated February 23, 2016 on the Company’s internal control over financial reporting as at January 3, 2016;

each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended January 3, 2016.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 33-208022) on Form S-8 of Gildan Activewear Inc.

February 25, 2016

Montréal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

*CPA auditor, CA, public accountancy permit No. A110592